SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F       Form 40-F X
                                 ---             ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes             No X
                             ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------.

This Form 6-K consists of the following:

1. Message to shareholders of World Heart Corporation (the "Company") in connection with the Company's restated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, in each case for the fiscal quarter ending March 31, 2004.

2. Restated financial statements (unaudited) of the Company for the fiscal quarter ending March 31, 2004.

3. Amended Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the fiscal quarter ending March 31, 2004.

4. Message to shareholders of World Heart Corporation (the "Company") in connection with the Company's financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, in each case for the fiscal quarter ending June 30, 2004.

5. Financial statements (unaudited) of the Company for the fiscal quarter ending June 30, 2004.

6. Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company for the fiscal quarter ending June 30, 2004.

7. Form 52-109FT2 (Certification of Interim Filings during Transition Period) of President and Chief Executive Officer of the Company, and Vice President, Finance and Chief Financial Officer of the Company, respectively, as filed with Canadian securities regulators, in connection with the restated financial statements (unaudited) of the Company for the fiscal quarter ending March 31, 2004, and the financial statements (unaudited) of the Company for the fiscal quarter ending June 30, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

                                                                          ITEM 1
                                                                          ------
                             MESSAGE TO SHAREHOLDERS


As the new President and Chief Executive Officer of World Heart Corporation ("WorldHeart") I am committed to using my many years of experience in the medical device industry to build WorldHeart into a commercially successful company where the quality of our business matches the quality of our technology.

The ventricular assist device ("VAD") market, particularly in the United States ("U.S."), will continue to evolve toward long-term use, which is a potentially large and currently under-serviced opportunity. The Novacor(R) LVAS, in my opinion, is the best-suited device for long-term use, which we expect will be demonstrated in the RELIANT trial (Randomized Evaluation of the Novacor LVAS in a Non-Transplant Population).

I am encouraged that we have started the third quarter with U.S. Food and Drug Administration's ("FDA") unconditional approval of the Investigational Device Exemption Supplement for the RELIANT trial, and the enrollment of our first patient within this trial. Furthermore, FDA approval was recently received to update our labeling to reflect the clinically demonstrated reliability and durability of the Novacor LVAS.

Also U.S. reimbursement for Novacor LVAS implants by the Centers for Medicare and Medicaid Services, whether implanted under the RELIANT trial or under our bridge-to-transplant indication, will increase by 30% to an average of $130,000 and take effect October 1, 2004.

These significant developments will contribute to increased clinical center participation and patient enrollment in our pivotal RELIANT trial. The Novacor LVAS continues to demonstrate its strength as a therapy and a choice for patients suffering from late-stage heart failure.

I thank you for your support and look forward to sharing WorldHeart's future successes with you.

Yours truly,


/s/ Jal S. Jassawalla
Jal S. Jassawalla
President and Chief Executive Officer

                                                                          ITEM 2
                                                                          ------
                             WORLD HEART CORPORATION


              Restated Unaudited Consolidated Financial Statements
                 For the three month period ended March 31, 2004

                                EXPLANATORY NOTE

Amendments to our quarterly unaudited Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the three month period ended March 31, 2004 initially filed with the Canadian securities regulatory authorities on May 16, 2004 are being filed to reflect restatements of the following unaudited financial statements: consolidated statement of operations and accumulated deficit and consolidated statement of cash flows for the three months ended March 31, 2004 and consolidated balance sheet as at March 31, 2004. On July 12, 2004, we announced that we would restate our unaudited consolidated financial statements for the three months ended March 31, 2004. For a description of the restatements, see "Restatements" Note 3 to the restated unaudited consolidated financial statements for the three month period ended March 31, 2004.

For a discussion of events and developments subsequent to March 31, 2004, see our quarterly unaudited consolidated financial statements and MD&A for the three and six month periods ended June 30, 2004 filed on August 16, 2004.

WORLD HEART CORPORATION
Consolidated Balance Sheets
(United States Dollars)


-------------------------------------------------------------------------------------------
                                                                March 31,     December 31,
                                                                     2004             2003
-------------------------------------------------------------------------------------------
                                                               (restated,
                                                               unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                 $   11,871,459    $   6,337,677
 Short-term investments                                                 -       11,720,510
 Trade and other receivables                                    4,030,147        3,894,911
 Prepaid expenses                                                 643,310          614,222
 Inventory                                                      6,643,475        5,902,866
                                                     --------------------------------------
                                                               23,188,391       28,470,186
Long-term receivable                                              283,851                -
Cash pledged as collateral for lease                              750,000          527,997
Capital assets                                                  2,879,234        3,041,657
Goodwill                                                       17,179,643       17,179,643
Intangible assets                                                 749,952          879,118
Other assets                                                       73,266           81,468
                                                     --------------------------------------

                                                           $   45,104,337    $  50,180,069
                                                     --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                  $    5,108,786    $   8,214,090
 Accrued compensation                                           1,374,611        1,748,364
 Deferred revenue                                                 552,659          176,573
                                                     --------------------------------------
                                                                7,036,056       10,139,027
Long-term obligation                                               37,438                -
                                                     --------------------------------------
                                                                7,073,494       10,139,027
                                                     --------------------------------------

Shareholders' equity
 Common shares                                                186,367,892      184,868,488
   Issued and outstanding - 15,273,689 common
   shares
 (December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                           10,808,505        4,893,750
 Cumulative translation adjustment                              2,910,988        2,910,988
 Accumulated deficit                                         (162,056,542)    (152,632,184)
                                                     --------------------------------------
                                                               38,030,843       40,041,042
                                                     --------------------------------------

                                                           $   45,104,337    $  50,180,069
-------------------------------------------------------------------------------------------


       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                                                Three months ended
                                                                                             March 31,       March 31,
                                                                                               2004             2003
-------------------------------------------------------------------------------------------------------------------------
                                                                                            (restated,       (unaudited)
                                                                                            unaudited)

Revenue                                                                                    $   2,192,343    $  2,098,158
Cost of goods sold                                                                            (1,178,397)     (1,722,394)
                                                                                      -----------------------------------

Gross margin                                                                                   1,013,946         375,764
                                                                                      -----------------------------------

Expenses
   Selling, general and administrative                                                        (3,035,445)     (1,502,610)
   Research and development                                                                   (1,345,568)     (4,513,512)
   Non-cash share-based compensation costs                                                      (617,503)              -
   Amortization of intangibles                                                                  (129,166)     (1,236,533)
                                                                                      -----------------------------------
                                                                                              (5,127,682)     (7,252,655)
                                                                                      -----------------------------------

Loss before the undernoted                                                                    (4,113,736)     (6,876,891)

Other income (expenses)
   Foreign exchange loss                                                                        (100,463)       (275,489)
   Investment income                                                                              90,797           4,925
   Interest expense and financing costs                                                           (3,704)     (2,307,172)
                                                                                      -----------------------------------

Net loss for the period                                                                       (4,127,106)     (9,454,627)

Accumulated deficit, beginning of the period                                                (152,632,184)   (118,841,544)

Share-based compensation adjustment                                                           (5,297,252)              -
                                                                                      -----------------------------------

Accumulated deficit, end of the period                                                     $(162,056,542) $ (128,296,171)
                                                                                      -----------------------------------

Weighted average number of common shares
outstanding                                                                                   15,117,096       2,952,146
                                                                                      -----------------------------------

Basic and diluted loss per common share                                                    $       (0.27)   $      (3.20)
-------------------------------------------------------------------------------------------------------------------------


       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Three months ended
                                                                                                   March 31,       March 31,
                                                                                                     2004            2003
------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (restated,     (unaudited)
                                                                                                  unaudited)

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                                                      $  (4,127,106)   $ (9,454,627)
   Items not involving cash -
      Amortization                                                                                    325,840       1,441,052
      Issuance of options and warrants for services and financing
      costs                                                                                             8,201         624,958
      Share-based compensation                                                                        617,503               -
      Interest on preferred shares and debt                                                                 -       1,373,883
      Unrealized foreign exchange loss                                                                123,345         420,338
   Change in operating components of working capital                                               (4,189,108)     (1,272,818)
                                                                                            ----------------------------------
                                                                                                   (7,241,325)     (6,867,214)
                                                                                            ----------------------------------

Investing activities
   Redemption of short-term investments                                                            11,504,032               -
   Purchase of capital assets                                                                         (34,251)        (38,995)
   Cash pledged as collateral for lease                                                              (222,003)              -
                                                                                            ----------------------------------
                                                                                                   11,247,778         (38,995)
                                                                                            ----------------------------------

Financing activities
   Capital lease repayments                                                                                 -         (25,948)
   Repayment of short-term loan                                                                             -      (1,308,558)
   Senior and subordinated loan proceeds                                                                    -       6,542,790
   Common shares issued through exercise of warrants                                                1,499,404               -
   Issuance of common shares through private placement                                                      -       1,916,328
   Payment of expenses related to the issuance of common shares                                             -        (245,488)
                                                                                            ----------------------------------
                                                                                                    1,499,404       6,879,124
                                                                                            ----------------------------------

Effect of exchange rate changes on cash and cash equivalents                                           27,925           5,321
                                                                                            ----------------------------------

Change in cash and cash equivalents for the period                                                  5,533,782         (21,764)

Cash and cash equivalents, beginning of the period                                                  6,337,677         157,316
                                                                                            ----------------------------------

Cash and cash equivalents, end of the period                                                    $  11,871,459    $    135,552
------------------------------------------------------------------------------------------------------------------------------


       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the "Corporation" or "WorldHeart") will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as at March 31, 2004, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. While the Corporation is currently pursuing various financing options, there can be no assurance that the Corporation will be successful in securing funds sufficient to sustain operations for the foreseeable future.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.   Significant Accounting Policies

(a)  Basis of presentation and restatement
     -------------------------------------

The accompanying interim unaudited consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada ("GAAP"). These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the Corporation's audited consolidated financial statements for the year ended December 31, 2003, except for the Corporation's policies for stock-based compensation described in Note 5. These interim unaudited consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These condensed notes to the interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

The Corporation has restated the results for the three months ended March 31, 2004. See Note 3 for further details on the restatements.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------


(b)  Change in functional and reporting currency
     -------------------------------------------

Effective January 1, 2004, the functional currency of the Corporation was changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

Under Canadian GAAP, the change was effected for periods where the reporting currency, which is now the U.S. dollar, differed from the functional currency, which was the Canadian dollar until December 31, 2003, by translating assets and liabilities at the U.S./Canadian dollar foreign exchange spot rate. Income and expense items for those periods were translated at the average rate for each period and equity transactions have been translated at historic rates. The resulting net translation adjustment has been credited to the cumulative translation account.

Effective January 1, 2004, the reporting currency and the functional currency were both the U.S. dollar. As a result, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets are acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in results of operations for the period.

3.   Restatements
     ------------

The Corporation has restated the results for the three months ended March 31, 2004 to exclude certain revenue originally recorded in the period and to retroactively change the method of foreign currency translation.

Subsequent to March 31, 2004, the Corporation became aware of certain information that caused the Corporation to conclude that the terms and conditions related to revenue originally recorded in the three months ended March 31, 2004 were not fixed or determinable at that time. As a result, the Corporation determined that the recorded amounts did not meet the criteria for revenue recognition under the Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 141 ("CICA EIC 141") and the Corporation has reversed the revenue, restating the results previously presented for the three months ended March 31, 2004.

The Corporation has also changed the method by which it calculated and reported its change to the U.S. dollar as its functional and reporting currency. The Corporation has now translated non-monetary assets and liabilities, which it previously translated at the rate of exchange in effect when the assets were acquired or obligations incurred, at the exchange rate in effect at December 31, 2003 and credited the net cumulative effect of this change to a cumulative translation account.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------

The following presents the impact of the restatements on the consolidated statement of operations and consolidated balance sheet for the three months ended March 31, 2004:

------------------------------------------------------------------------------------------------------------
                                                         As                  Foreign exchange
                                                 previously       Revenue         translation            As
                                                   reported    adjustment          adjustment      restated
------------------------------------------------------------------------------------------------------------
Consolidated statement of operations:
Revenue                                       $   3,448,734   $ (1,256,391)       $         -   $    2,192,343
Gross margin                                      1,576,429       (452,335)           (110,148)      1,013,946
Net loss                                         (3,542,385)      (454,148)           (130,573)     (4,127,106)
Basic and diluted loss per common share       $       (0.23)  $      (0.03)       $      (0.01) $        (0.27)

Consolidated balance sheet:
Current assets                                $  23,638,200   $   (730,437)       $    280,628  $   23,188,391
Total assets                                     42,770,508       (446,586)          2,780,415      45,104,337
Current liabilities                               6,956,196         79,860                   -       7,036,056
Total liabilities                                 7,065,932          7,562                   -       7,073,494
Cumulative translation adjustment                         -              -           2,910,988       2,910,988
Accumulated deficit                           $(161,471,821)  $   (130,573)        $  (454,148)  $(162,056,542)
--------------------------------------------------------------------------------------------------------------

4.   Edwards Lifesciences Agreements

In conjunction with Edwards Lifesciences LLC's ("Edwards") investment in the Corporation and the Corporation's acquisition of the Novacor division from Edwards, the Corporation entered into a distribution agreement (the "Distribution Agreement") whereby Edwards was the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. On December 31, 2003, the Distribution Agreement was amended to reflect Edwards as sole distributor in Japan only. Also on December 31, 2003, the Corporation entered into a transition agreement to acquire certain inventory and capital assets from Edwards. Edwards agreed to provide administrative services relating to distribution activities on an interim basis.

At March 31, 2004, the Corporation had amounts owing to Edwards totaling $1,013,834 (December 31, 2003 - $2,859,591) and amounts receivable from Edwards totaling $809,122 (December 31, 2003 - $1,349,727).

5.   Stock-based Compensation

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended CICA 3870, the Corporation has determined the value of previously issued options using the fair value based method and has adjusted the opening contributed surplus and accumulated deficit at January 1, 2004 for the amounts determined under that method that were previously not expensed.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------

The effect of the retroactive adjustment at January 1, 2004 increased contributed surplus and accumulated deficit by $5,297,252.

Also under these new recommendations, where the fair value based method of accounting has not been used to account for employee stock options, companies are required to disclose pro forma net income and pro forma earnings per share, as if the fair value based method of accounting had been used to account for these stock-based awards. The estimated share-based compensation costs based on stock options granted to directors and employees and the pro forma net loss and loss per share are as follows:

-----------------------------------------------------------------------------
                                                          Three months ended
                                                              March 31, 2003
                                                                 (unaudited)
-----------------------------------------------------------------------------

Net loss for the period                           $              (9,454,627)
Share-based compensation costs                                     (349,794)
                                                 ----------------------------

Adjusted net loss                                 $              (9,804,421)
                                                 ----------------------------
Reported loss per share
                                                  $                   (3.20)
Share-based compensation costs per share                              (0.12)
                                                 ----------------------------
Pro forma basic loss per share                    $                   (3.32)
-----------------------------------------------------------------------------

The weighted average fair value of the options issued during the three months ended March 31, 2004 was $5.09 (2003 - $6.42). The fair values of options granted are determined using the Black-Scholes model. For the three months ended March 31, 2004 and 2003 the following weighted average assumptions were utilized:


                                                   Three months ended
                                                 March 31,      March 31,
                                                      2004           2003
                                              -------------------------------

     Expected option life, in years                   6                 6
     Volatility                                     73%               75%
     Risk free interest rate                      4.00%             3.65%
     Dividend yield                                 Nil               Nil

6.   Restructuring

During the year ended December 31, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. Out of the total restructuring costs incurred for the year ended December 31, 2003 of $3,494,676; employee severance and termination costs of $329,276 remained to be paid as at March 31, 2004 compared to accounts payable, accrued liabilities and accrued compensation of $1,320,242 at December 31, 2003. The Corporation has not made any adjustments or incurred any additional restructuring costs for the three months ended

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Three months ended March 31, 2004
--------------------------------------------------------------------------------

March 31, 2004. The Corporation does not anticipate incurring any additional costs relating to these restructuring activities.

7.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

On September 23, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. Research and development efforts were refocused to concentrate on developing future products that will evolve from current commercialized technologies and products into next generation technologies and marketable products. Accordingly, the Corporation is no longer organized by multiple operating segments for the purpose of making operating decisions or assessing performance and as a result, the Corporation operates in one reportable segment.

                                                                          ITEM 3
                                                                          ------

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared by management as of April 22, 2004 and has been revised and approved as of August 12, 2004, to reflect the restatements discussed below and to update certain forward-looking statements to reflect current expectations.

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion is an update of management's discussion and analysis for the year ended December 31, 2003, and includes a discussion of the restated results of operations and cash flows for the three months ended March 31, 2004. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements for the year ended December 31, 2003 and related notes to the consolidated financial statements of the Corporation. In this discussion, all amounts are in United States ("U.S.") dollars unless otherwise stated.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's potential need for additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors. The forward-looking statements have been updated to reflect the restatements as well as for events and developments subsequent to March 31, 2004. Readers should also refer to the Corporation's unaudited Consolidated Financial Statements and Management's Discussion and Analysis for the three and six month periods ended June 30, 2004.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of implantable ventricular assist devices ("VADs"), which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from late-stage congestive heart failure. WorldHeart is headquartered in Ottawa, Ontario, Canada and has facilities in Oakland, California, United States and Heesch, Netherlands. WorldHeart currently derives substantially all of its revenue from its Novacor(R) LVAS (left ventricular assist system) and related peripheral equipment.

WorldHeart manufactures and distributes the Novacor LVAS. Through December 2003, the Corporation sold its Novacor products directly to medical clinics and hospitals in the United States and indirectly, through Edwards Lifesciences LLC ("Edwards") in the rest of the world. The Corporation assumed direct sales responsibilities worldwide on December 31, 2003 with the exception of Japan.

RESTATEMENTS

The Corporation has restated its results for the three months ended March 31, 2004 to exclude certain revenue originally recorded in the period and to retroactively change the method of foreign currency translation.

Subsequent to the filing of its March 31, 2004 unaudited consolidated financial statements, the Corporation became aware of certain information that caused the Corporation to conclude that the terms and conditions related to revenue originally recorded in the three months ended March 31, 2004 were not fixed or determinable at that time. As a result, the Corporation determined that the recorded amounts did not meet the criteria for revenue recognition under the Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 141 ("CICA EIC 141") and the Corporation has reversed the revenue, restating the results previously presented for the three months ended March 31, 2004.

The Corporation has also changed the method by which it calculated and reported its change to the U.S. dollar as its functional and reporting currency. The Corporation has now translated non-monetary assets and liabilities, which it previously translated at the rate of exchange in effect when the assets were acquired or obligations incurred, at the exchange rate in effect at December 31, 2003 and credited the net cumulative effect of this change to a cumulative translation account.

The following discussion provides a summary of the impact of the restatements for the three months ended March 31, 2004 and as presented in the accompanying unaudited consolidated financial statements.

Consolidated statement of operations for the three months ended March 31, 2004 as restated

Revenue and gross margin for the three months ended March 31, 2004 decreased by approximately $1.3 million and $562,000, respectively. The net loss for the three months increased by approximately $585,000 from a net loss of $3.5 million to a net loss of $4.1 million, while the basic and diluted loss per common share increased by $0.04 from a loss of $0.23 to $0.27.

Consolidated balance sheet as at March 31, 2004 as restated

The restatements resulted in a decrease in current assets by approximately $450,000, an increase in total assets by approximately $2.3 million, an increase in current liabilities by approximately $80,000, and an increase in total liabilities by approximately $8,000. In addition, a current translation adjustment account was created as a component of shareholders' equity totaling approximately $2.9 million as at March 31, 2004.


For further information on the restatements, see "Significant Accounting Policies" and "Restatements" in Notes 2 and 3, respectively, of the accompanying restated unaudited consolidated financial statements.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and is stated in U.S. dollars. Effective January 1, 2004, the functional currency of the Corporation changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars and with the expectation that this trend will continue. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

                       Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                                    Three months   As a %      Three months       As a %
                                                 ended March 31,   of gross   ended March 31,     of gross
                                                            2004   revenue               2003     revenue
                                                   (as restated)
-----------------------------------------------------------------------------------------------------------
Revenue                                            $  2,192,343                $   2,098,158
Cost of goods sold                                   (1,178,397)        54%       (1,722,394)          82%
                                               ------------------------------------------------------------
Gross margin                                          1,013,946         46%          375,764           18%

Selling, general and administrative                  (3,035,445)                  (1,502,610)
Research and development                             (1,345,568)                  (4,513,512)
Non-cash share-based compensation costs                (617,503)                            -
Amortization of intangibles                            (129,166)                  (1,236,533)
Foreign exchange loss                                  (100,463)                    (275,489)
Investment income                                        90,797                        4,925
Interest and financing expenses                          (3,704)                  (2,307,172)

                                               ------------------------------------------------------------
Net loss                                           $ (4,127,106)                $ (9,454,627)
-----------------------------------------------------------------------------------------------------------


Revenue. The sale of Novacor LVAS Implant Kits and related peripheral equipment and services accounts for substantially all of WorldHeart's revenues. WorldHeart currently sells its products directly worldwide, except for Japan where the Corporation sells to its distributor, Edwards. Prior to January 1, 2004, WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States.

The composition of revenue is as follows:

--------------------------------------------------------------------------------
                                    Three months ended      Three months ended
                                        March 31, 2004          March 31, 2003
                                         (as restated)
                                                # of                    # of
                                     $          Units         $         Units
--------------------------------------------------------------------------------
Implant kits                        1,729,266       26       1,583,193      31

Peripherals and other                 463,077                 514,965
                               -------------------------------------------------
Revenue                             2,192,343               2,098,158
--------------------------------------------------------------------------------

Revenue for the first quarter of 2004 increased to approximately $2.2 million representing an increase of 4% over the same quarter in 2003. Novacor LVAS Implant Kit revenue increased to approximately $1.7 million in the quarter ended March 31, 2004 compared to approximately $1.6 million in the quarter ended March 31, 2003 representing an increase of 9%. Implant kits shipped for revenue in the first quarter of 2004 totaled 26 compared to 31 in the first quarter of 2003. An additional 5 units were shipped and billed in the first quarter of 2004; however, these units were not recorded as revenue in the quarter as the amounts did not meet the Corporation's revenue recognition criteria. Accordingly, approximately $280,000 was recorded as long-term receivable and deferred revenue in the quarter and will be recognized as revenue as the earnings process is completed in future periods. An additional 20 units were shipped in the first quarter of 2004 and were treated as consignment inventory. This shipment was made to support the expected expansion of a major European centre's implant program and the Corporation expects to recognize revenue from this shipment as the earnings process is completed and amounts become collectible in future periods. Although unit sales decreased, the revenue per kit increased substantially for sales outside of the United States and Japan due to the shift to selling directly to end use customers rather than to a distributor.

Other revenues, including hardware and peripheral sales and services for the first quarter of 2004 decreased to 21% of total revenue compared to 25% of total revenue for the first quarter of 2003. The Corporation anticipates that, in future periods, the proportion of hardware and peripheral sales and services to total revenue will be similar to that experienced in the first quarter of 2004.

Cost of goods sold. For the first quarter of 2004 the overall cost of sales decreased to 54% of revenue as compared to 82% in the first quarter of 2003.

This decrease was due to higher overall average implant kit per unit revenue in Europe and Canada where the Corporation now sells directly as well as a continued reduction in per unit manufacturing direct material, labour and overhead costs associated with the Corporation's concentrated effort to reduce Novacor LVAS manufacturing costs.

Despite the improvements in per unit manufacturing costs, the Corporation experienced material production inefficiencies during the first quarter of 2004 due to a shortage of certain components. This resulted in Novacor LVAS production being significantly below planned levels and at higher per unit costs than anticipated. The Corporation expects the cost per unit to decrease in the remainder of 2004 as it addresses the supply issues and increases production.

Gross margin in the first quarter of 2004 increased to 46% of revenues from 18% of revenues in the first quarter of 2003. The Corporation is continuing with its manufacturing cost reduction program and may realize further gross margin improvement as production volumes increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, and insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the first quarter of 2004 increased by $1.5 million or 102% from the same period in 2003. Selling and marketing expenses increased as the Corporation assumed responsibility for its direct sales in Europe and increased sales and marketing program expenditures in the US. The comparative sales and marketing expenses for the first quarter of 2003 were constrained as a result of the Corporation's financial position at that time. General and administrative expenses also increased with the expanded infrastructure required to support a broadened sales responsibility. The Corporation does not anticipate significant increases to selling, general and administrative costs as the European distribution operations and the related support commenced early in the quarter and the related costs are fully reflected in the results for the first quarter of 2004.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment expenses, trial expenses, and regulatory affairs expenses.

Research and development costs in the first quarter of 2004 decreased by $3.2 million or 70% compared to the first quarter of 2003. Gross research and development expenditures excluding the impact of government programs decreased by 56% to $1.5 million in the first quarter of 2004 compared to $3.4 million in the first quarter of 2003.

--------------------------------------------------------------------------------
                                                      Three months ended
                                                March 31,              March 31,
                                                     2004                   2003
--------------------------------------------------------------------------------

Gross research and development expenses     $   1,482,159        $   3,406,883
Investment tax (credits)/provision               (136,591)           1,106,629
                                            ------------------------------------

Net research and development expenses       $   1,345,568        $   4,513,512
--------------------------------------------------------------------------------

Lower research and development costs for the first quarter of 2004 compared to the same period in 2003 reflect expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial expenses. The cost reduction programs were completed in fiscal 2003 and the reductions are now being realized in 2004.

Investment tax credits for the first quarter totaled approximately $137,000 and relate to Canadian federal government investment tax credit program. The Corporation recorded a provision against research and development expense in the first quarter of 2003 relating to a provincial tax credit program claim that was recorded in a prior period but was, and continues to be, under dispute. This provision was charged to research and development expense.

Share-based compensation costs. The Corporation adopted the provisions of CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") prospectively. CICA 3870 requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The share-based compensation cost recorded in the first quarter of 2004 was approximately $618,000. The comparative cost of approximately $350,000 for the first quarter of 2003 was not recorded. The increase in costs is a result of a large number of stock options issued late in fiscal 2003. The Corporation expects share-based compensation costs to remain fairly constant unless there are significant options granted in future periods. The pro forma effect of these costs on net loss and basic loss per share is set out below:

----------------------------------------------------------------------------
                                                           Three months ended
                                                               March 31, 2003
----------------------------------------------------------------------------

Net loss for the period                                   $     (9,454,627)
Share-based compensation costs                                    (349,794)
                                                ----------------------------

Adjusted net loss                                         $     (9,804,421)
                                                ----------------------------
Reported loss per share                                   $          (3.20)
Share-based compensation costs per share                             (0.12)
                                                ----------------------------
Pro forma basic loss per share                            $          (3.32)
----------------------------------------------------------------------------

Amortization of intangibles. Amortization of intangibles for the first quarter of 2004 was approximately $129,000 compared to $1.2 million for the same period in 2003. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. Most of these assets have now reached the end of their original estimated useful life and have been fully amortized. As at March 31, 2003, intangible assets totaling approximately $750,000 remain unamortized.

Foreign exchange gains and losses. During the first quarter of 2004, the Corporation recorded a foreign exchange loss of approximately $100,000 compared to a loss of approximately $275,000 in the first quarter of 2003. The foreign exchange loss in the first quarter of 2004 related to the effect of a strengthening U.S. dollar compared to the Canadian dollar on net monetary assets held in Canadian dollars. The foreign exchange loss for the first quarter of 2003 related to the effect of a weakening U.S. dollar compared to the Canadian dollar on net monetary liabilities denominated in Canadian dollars.

Investment income. Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. During the first quarter of 2004, the Corporation recorded investment income of approximately $91,000 compared to approximately $5,000 in the first quarter of 2003. The increase in investment income results from larger surplus cash balances invested in cash equivalents and short-term investments during the first quarter of 2004.

Interest expense and financing costs. During the first quarter of 2004, the Corporation recorded interest and financing costs of approximately $4,000 compared to costs of approximately $2.3 million in the first quarter of 2003. Interest expense and financing costs for the first quarter of 2003 consist of interest on preferred shares and loan obligations that were outstanding during the quarter as well as costs of entering into the loan obligations. In late 2003 the preferred shares were converted to common shares and warrants and the loans were repaid in full.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Corporation had cash and cash equivalents of approximately $11.9 million and net working capital of approximately $16.2 million compared to cash and cash equivalents and short-term investments of approximately $18.1 million and net working capital of approximately $18.3 million at December 31, 2003.

Cash, cash equivalents and short-term investments decreased in the first quarter of 2004 by $6.2 million relating to an operating cash net use of $7.2 million including a net pay down of $3.5 million of accounts payable and accrued compensation, including $2.2 million to Edwards relating to a liability incurred during fiscal 2003 for the purchase of various inventory and assets. These were partially offset by the exercise of warrants during the first quarter of 2004 providing a cash inflow of $1.5 million. The Corporation's working capital position decreased by $2.2 million for the same period, as the decrease in cash, cash equivalents and short-term investments was offset by an increase of accounts receivable of approximately $420,000 associated with first quarter 2004 shipments, inventory increases of approximately $740,000, and the aforementioned decrease in current liabilities.

Based on events that occurred subsequent to the original filing of the March 31, 2004 unaudited consolidated financial statements, the Corporation now believes it will require additional financing in order to sustain continued operations. The Corporation is currently pursuing various financing options, which it expects to complete within fiscal 2004.

Cash totaling $750,000 remains pledged against a letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During 2003 approximately $222,000 was drawn against the cash amount pledged to cover certain rent obligations and in the first quarter of 2004, the Corporation pledged back the amount drawn to restore the original pledged amount of $750,000.


OUTLOOK

External environment. The market for effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and in March 2003 the Centers for Medicare and Medicaid Services in the U.S. announced the extension of reimbursement coverage for both bridge and destination therapy LVAD use. This extension resulted in increased payments for procedures using such devices during 2003 and is expected to be further increased by the end of 2004. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere. Also, effective April 1, 2004, reimbursement in Japan for implantable VADs was approved, of which Novacor LVAS is the only approved device in Japan.

Internal environment. WorldHeart expects to incur losses from operations on a quarterly basis into, at least, 2005. The Corporation anticipates that it will be successful in improving its gross margin contribution through a combination of higher revenues and lower per unit manufacturing costs. The Corporation expects to increase revenues as a result of higher Novacor LVAS Implant Kit sales and continued higher average selling prices that correspond with the Corporation's ability to now sell direct in all territories except Japan. Enrollment in the Corporation's RELIANT Trial commenced in the second quarter of 2004. In addition, Novacor LVAS Implant Kit sales and implants under the RELIANT Trial is expected to commence in the third quarter of 2004 and continue through 2004 and 2005. RELIANT is a randomized 40 center equivalency trial where patients will receive a Novacor LVAS or Thoratec Corporation's Heartmate(R)XVE LVAS on a 2:1 ratio. Heartmate is the control arm.

During the year ended December 31, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. The Corporation has significantly reduced its research and development expenditures, continues to focus on its commercial operations and is in the process of reviewing expenses to improve operations, in part, through expense reduction.

                                                                          ITEM 4
                                                                          ------

                             MESSAGE TO SHAREHOLDERS


As the new President and Chief Executive Officer of World Heart Corporation ("WorldHeart") I am committed to using my many years of experience in the medical device industry to build WorldHeart into a commercially successful company where the quality of our business matches the quality of our technology.

The ventricular assist device ("VAD") market, particularly in the United States ("U.S."), will continue to evolve toward long-term use, which is a potentially large and currently under-serviced opportunity. The Novacor(R) LVAS, in my opinion, is the best-suited device for long-term use, which we expect will be demonstrated in the RELIANT trial (Randomized Evaluation of the Novacor LVAS in a Non-Transplant Population).

I am encouraged that we have started the third quarter with U.S. Food and Drug Administration's ("FDA") unconditional approval of the Investigational Device Exemption Supplement for the RELIANT trial, and the enrollment of our first patient within this trial. Furthermore, FDA approval was recently received to update our labeling to reflect the clinically demonstrated reliability and durability of the Novacor LVAS.

Also U.S. reimbursement for Novacor LVAS implants by the Centers for Medicare and Medicaid Services, whether implanted under the RELIANT trial or under our bridge-to-transplant indication, will increase by 30% to an average of $130,000 and take effect October 1, 2004.

These significant developments will contribute to increased clinical center participation and patient enrollment in our pivotal RELIANT trial. The Novacor LVAS continues to demonstrate its strength as a therapy and a choice for patients suffering from late-stage heart failure.

I thank you for your support and look forward to sharing WorldHeart's future successes with you.

Yours truly,


/s/ Jal S. Jassawalla
Jal S. Jassawalla
President and Chief Executive Officer

                                                                          ITEM 5
                                                                          ------
                             WORLD HEART CORPORATION


                   Unaudited Consolidated Financial Statements
             For the three and six month periods ended June 30, 2004

WORLD HEART CORPORATION
 Consolidated Balance Sheets
 (United States Dollars)


-----------------------------------------------------------------------------------------------------------------
                                                                                       June 30,     December 31,
                                                                                           2004             2003
-----------------------------------------------------------------------------------------------------------------
                                                                                    (unaudited)
ASSETS
Current assets
 Cash and cash equivalents                                                       $    5,272,853    $   6,337,677
 Short-term investments                                                                       -       11,720,510
 Trade and other receivables                                                          5,168,442        3,894,911
 Prepaid expenses                                                                       942,094          614,222
 Inventory                                                                            7,460,944        5,902,866
                                                                           --------------------------------------
                                                                                     18,844,333       28,470,186
Long-term receivable                                                                    278,675                -
Cash pledged as collateral for lease                                                    750,000          527,997
Capital assets                                                                        2,782,243        3,041,657
Goodwill                                                                             17,179,643       17,179,643
Intangible assets                                                                       620,786          879,118
Other assets                                                                                  -           81,468
                                                                           --------------------------------------

                                                                                 $   40,455,680    $  50,180,069
                                                                           --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                                        $    4,988,637    $   8,214,090
 Accrued compensation                                                                 1,445,486        1,748,364
 Deferred revenue                                                                     1,364,840          176,573
                                                                           --------------------------------------
                                                                                      7,798,963       10,139,027
Long-term obligation                                                                     28,666                -
                                                                           --------------------------------------
                                                                                      7,827,629       10,139,027
                                                                           --------------------------------------

Shareholders' equity
 Common shares                                                                      186,367,892      184,868,488
     Issued and outstanding - 15,273,689 common shares
 (December 31, 2003 - 15,023,689 common shares)
 Contributed surplus                                                                 11,408,485        4,893,750
 Cumulative translation adjustment                                                    2,910,988        2,910,988
 Accumulated deficit                                                               (168,059,314)    (152,632,184)
                                                                           --------------------------------------
                                                                                     32,628,051       40,041,042
                                                                           --------------------------------------

                                                                                 $   40,455,680    $  50,180,069
-----------------------------------------------------------------------------------------------------------------

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Operations and Accumulated Deficit
(United States Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                   Six months ended
                                                           June 30,         June 30,          June 30,        June 30,
                                                             2004             2003              2004            2003
-------------------------------------------------------------------------------------------------------------------------
                                                        (unaudited)     (unaudited)        (unaudited)    (unaudited)


Revenue                                              $      2,146,388    $   1,940,424     $   4,338,731  $    4,038,582
Cost of goods sold                                         (1,701,765)      (1,527,754)       (2,880,162)     (3,250,148)
                                                 ------------------------------------------------------------------------

Gross margin                                                  444,623          412,670         1,458,569         788,434
                                                 ------------------------------------------------------------------------

Expenses
   Selling, general and administrative                     (3,802,357)      (1,928,220)       (6,837,802)     (3,430,830)
   Research and development                                (1,684,835)      (1,598,228)       (3,030,403)     (6,111,740)
   Non-cash share-based compensation costs                   (599,980)               -        (1,217,483)              -
   Amortization of intangibles                               (129,166)      (1,236,533)         (258,332)     (2,473,066)
                                                 ------------------------------------------------------------------------
                                                           (6,216,338)      (4,762,981)      (11,344,020)    (12,015,636)
                                                 ------------------------------------------------------------------------

Loss before the undernoted                                 (5,771,715)      (4,350,311)       (9,885,451)    (11,227,202)

Other income (expenses)
   Foreign exchange loss                                     (267,442)        (679,334)         (367,905)       (954,823)
   Investment income                                           33,887          (18,123)          124,684         (13,198)
   Interest expense and financing costs                         2,498       (2,637,485)           (1,206)     (4,944,657)
                                                 ------------------------------------------------------------------------


Net loss for the period                                    (6,002,772)      (7,685,253)      (10,129,878)    (17,139,880)

Accumulated deficit, beginning of the period             (162,056,542)    (128,296,171)     (152,632,184)   (118,841,544)

Share-based compensation adjustment                                 -                -        (5,297,252)              -
                                                 ------------------------------------------------------------------------

Accumulated deficit, end of the period               $   (168,059,314)   $(135,981,424)    $(168,059,314) $ (135,981,424)
                                                 ------------------------------------------------------------------------

Weighted average number of common shares
outstanding                                                15,273,689        3,134,270        15,195,392       3,043,711
                                                 ------------------------------------------------------------------------

Basic and diluted loss per common share              $          (0.39)   $       (2.45)    $       (0.67) $        (5.63)
-------------------------------------------------------------------------------------------------------------------------

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(United States Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended                 Six months ended
                                                                   June 30,       June 30,         June 30,         June 30,
                                                                     2004           2003             2004             2003
------------------------------------------------------------------------------------------------------------------------------
                                                                 (unaudited)    (unaudited)      (unaudited)      (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                      $ (6,002,772)   $ (7,685,253)   $ (10,129,878)  $ (17,139,880)
   Items not involving cash -
      Amortization                                                   346,068       1,442,462          671,908       2,883,514
      Loss on disposal of capital assets                                   -          27,148                -          27,148
      Issuance of options and warrants for services and
      financing costs                                                 73,265         812,048           81,466       1,437,006
      Share-based compensation                                       599,980               -        1,217,483               -
      Interest on preferred shares and debt                                -       1,323,886                -       2,697,769
      Unrealized foreign exchange loss                                63,901         786,558          187,246       1,206,896
   Change in operating components of working capital              (1,456,862)      2,037,686       (5,645,970)        764,868
                                                             -----------------------------------------------------------------
                                                                  (6,376,420)     (1,255,465)     (13,617,745)     (8,122,679)
                                                             -----------------------------------------------------------------

Investing activities
   Redemption of short-term investments                                    -               -       11,504,032               -
   Purchase of capital assets                                       (119,911)        (70,116)        (154,162)       (109,111)
   Cash pledged as collateral for lease                                    -         167,386         (222,003)        167,386
                                                             -----------------------------------------------------------------
                                                                    (119,911)         97,270       11,127,867          58,275
                                                             -----------------------------------------------------------------

Financing activities
   Capital lease repayments                                                -         (14,512)               -         (40,460)
   Repayment of short-term loan                                            -               -                -      (1,308,558)
   Senior and subordinated loan proceeds                                   -               -                -       6,542,790
   Common shares issued through exercise of warrants                       -               -        1,499,404               -
   Issuance of common shares through private placement                     -               -                -       1,916,328
   Funds received on the exercise of warrants                              -       1,088,435                -       1,088,435
   Payment of expenses on the exercise of warrants                         -         (21,604)               -         (21,604)
   Payment of expenses related to the issuance of common
   shares                                                                  -               -                -        (245,488)
                                                             -----------------------------------------------------------------
                                                                           -       1,052,319        1,499,404       7,931,443
                                                             -----------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents        (102,275)          1,159          (74,350)          6,480
                                                             -----------------------------------------------------------------

Change in cash and cash equivalents for the period                (6,598,606)       (104,717)      (1,064,824)       (126,481)

Cash and cash equivalents, beginning of the period                11,871,459         135,552        6,337,677         157,316
                                                             -----------------------------------------------------------------

Cash and cash equivalents, end of the period                     $ 5,272,853      $   30,835    $   5,272,853      $   30,835
------------------------------------------------------------------------------------------------------------------------------

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

1.   Going Concern Assumption

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that World Heart Corporation (the "Corporation" or "WorldHeart") will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The use of these principles may not be appropriate because, as at June 30, 2004, there was substantial doubt that the Corporation would be able to continue as a going concern. The Corporation's ability to continue as a going concern is dependent upon its ability to obtain additional financing. While the Corporation is currently pursuing various financing options, there can be no assurance that the Corporation will be successful in securing funds sufficient to sustain operations for the foreseeable future.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.   Significant Accounting Policies

(a)  Basis of presentation
     ---------------------

The accompanying interim unaudited consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada ("GAAP"). These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the Corporation's audited consolidated financial statements for the year ended December 31, 2003, except for the Corporation's policies for stock-based compensation described in Note 4. These interim unaudited consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These condensed notes to the interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

(b)  Change in functional and reporting currency
     -------------------------------------------

Effective January 1, 2004, the functional currency of the Corporation was changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.

Under Canadian GAAP, the change was effected for periods where the reporting currency, which is now the U.S. dollar, differed from the functional currency, which was the Canadian dollar until December 31, 2003, by translating assets and liabilities at the U.S./Canadian dollar foreign exchange spot rate. Income and expense items for those periods were translated at the average rate for each period and equity transactions have been translated at historic rates. The resulting net translation adjustment has been credited to the cumulative translation account.

Effective January 1, 2004, the reporting currency and the functional currency were both the U.S. dollar. As a result, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Non-monetary items and any related amortization of such items are translated at the rates of exchange in effect when the assets are acquired or obligations incurred. All other income and expense items are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in results of operations for the period.

3.   Edwards Lifesciences Agreements

In conjunction with Edwards Lifesciences LLC's ("Edwards") investment in the Corporation and the Corporation's acquisition of the Novacor division from Edwards, the Corporation entered into a distribution agreement (the "Distribution Agreement") whereby Edwards was the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. On December 31, 2003, the Distribution Agreement was amended to reflect Edwards as sole distributor in Japan only. Also on December 31, 2003, the Corporation entered into a transition agreement to acquire certain inventory and capital assets from Edwards. Edwards agreed to provide administrative services relating to distribution activities on an interim basis.


At June 30, 2004, the Corporation had amounts owing to Edwards totaling $850,280 (December 31, 2003 - $2,859,591) and amounts receivable from Edwards totaling $409,908 (December 31, 2003 - $1,349,727).

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

4.   Stock-based Compensation

The CICA Accounting Standards Board amended CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") to require entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended CICA 3870, the Corporation has determined the value of previously issued options using the fair value based method and has adjusted the opening contributed surplus and accumulated deficit at January 1, 2004 for the amounts determined under that method that were previously not expensed. The effect of the retroactive adjustment at January 1, 2004 increased contributed surplus and accumulated deficit by $5,297,252.

Also under these new recommendations, where the fair value based method of accounting has not been used to account for employee stock options, companies are required to disclose pro forma net income and pro forma earnings per share, as if the fair value based method of accounting had been used to account for these stock based awards. The estimated share-based compensation costs based on stock options granted to directors and employees and the pro forma net loss and loss per share are as follows:

-----------------------------------------------------------------------------------------------
                                              Three months ended June    Six months ended June
                                                             30, 2003                 30, 2003
                                                          (unaudited)               (unaudited)
-----------------------------------------------------------------------------------------------
Net loss for the period                               $   (7,685,253)     $       (17,139,880)
Share-based compensation costs                              (468,842)                (818,636)
                                           ----------------------------------------------------
Adjusted net loss                                     $   (8,154,095)     $       (17,958,516)
                                           ----------------------------------------------------
Reported loss per share                               $        (2.45)     $             (5.63)
Share-based compensation costs per share                       (0.15)                   (0.27)
                                           ----------------------------------------------------
Pro forma basic loss per share                        $        (2.60)     $             (5.90)
-----------------------------------------------------------------------------------------------

The weighted average fair value of the options issued during the six months ended June 30, 2004 was $4.44 (2003 - $6.42). The fair values of options granted are determined using the Black-Scholes model. For the six months ended June 30, 2004 and 2003 the following weighted average assumptions were utilized:



                                                       Six months ended
                                                    June 30,       June 30,
                                                        2004           2003
                                                 -------------------------------
    Expected option life, in years                       6              6
    Volatility                                         73%             75%
    Risk free interest rate                          4.00%           3.65%
    Dividend yield                                     Nil             Nil

WORLD HEART CORPORATION
Notes to the Unaudited Consolidated Financial Statements
Six months ended June 30, 2004
--------------------------------------------------------------------------------

5.   Restructuring

During the year ended December 31, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. Out of the total restructuring costs incurred for the year ended December 31, 2003 of $3,494,676, employee severance and termination costs of $329,276 remained to be paid as at June 30, 2004 compared to accounts payable, accrued liabilities and accrued compensation of $1,320,242 at December 31, 2003. The Corporation has not made any adjustments or incurred any additional restructuring costs for the six months ended June 30, 2004. The Corporation does not anticipate incurring any additional costs relating to these restructuring activities.

6.   Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

On September 23, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. Research and development efforts were refocused to concentrate on developing future products that will evolve from current commercialized technologies and products into next generation technologies and marketable products. Accordingly, the Corporation is no longer organized by multiple operating segments for the purpose of making operating decisions or assessing performance and as a result, the Corporation operates in one reportable segment.

                                                                          ITEM 6
                                                                          ------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared by management as of August 12, 2004, and is an update of management's discussion and analysis for the year ended December 31, 2003, and includes a discussion of the results of operations and cash flows for the three and six months ended June 30, 2004. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements for the year ended December 31, 2003 and related notes to the consolidated financial statements of the Corporation. In this discussion, all amounts are in United States ("U.S.") dollars unless otherwise stated.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need for significant additional funding, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of implantable pulsatile ventricular assist devices ("VADs"), which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from late-stage congestive heart failure. WorldHeart is headquartered in Ottawa, Ontario, Canada and has facilities in Oakland, California, United States and Heesch, Netherlands. WorldHeart currently derives substantially all of its revenue from its Novacor(R) LVAS (left ventricular assist system) and related peripheral equipment.

WorldHeart manufactures and distributes the Novacor LVAS. Through December 2003, the Corporation sold its Novacor products directly to medical clinics and hospitals in the United States and indirectly, through Edwards Lifesciences LLC ("Edwards") in the rest of the world. The Corporation assumed direct sales responsibilities worldwide on December 31, 2003 with the exception of Japan.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2004 COMPARED TO THE THREE MONTH PERIOD ENDED JUNE 30, 2003

All financial information is prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and is stated in U.S. dollars. Effective January 1, 2004, the functional currency of the Corporation changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003, along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars and with the expectation that this trend will continue. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.


                       Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                                    Three months     As a %      Three months       As a %
                                                  ended June 30,   of gross    ended June 30,     of gross
                                                            2004    revenue              2003      revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                        $     2,146,388                  $  1,940,424

Cost of goods sold                                  (1,701,765)        79%        (1,527,754)          79%
                                               ------------------------------------------------------------

Gross margin                                           444,623         21%           412,670           21%

Selling, general and administrative                 (3,802,357)                   (1,928,220)
Research and development                            (1,684,835)                   (1,598,228)
Non-cash share-based compensation costs               (599,980)                            -
Amortization of intangibles                           (129,166)                   (1,236,533)
Foreign exchange gain (loss)                          (267,442)                     (679,334)
Investment income (expense)                             33,887                       (18,123)
Interest and financing expenses                          2,498                    (2,637,485)
                                               ------------------------------------------------------------

Net loss                                       $    (6,002,772)                 $ (7,685,253)
-----------------------------------------------------------------------------------------------------------


Revenues. The sale of Novacor LVAS Implant Kits and related peripheral equipment and services accounts for substantially all of WorldHeart's revenues. WorldHeart currently sells its products directly worldwide, except for Japan where the Corporation sells to its distributor Edwards. Prior to January 1, 2004, WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States.

The composition of revenue is as follows:

-------------------------------------------------------------------------------
                                    Three months ended      Three months ended
                                         June 30, 2004           June 30, 2003
                                                # of                    # of
                                       $         Units         $         Units
---------------------------------------------- -------- -------------- --------
Implant kits                        1,730,184       24      1,648,540       35

Peripherals and other                 416,204                 291,884
                                -----------------------------------------------
Revenue                             2,146,388               1,940,424
-------------------------------------------------------------------------------

Revenue for the second quarter of 2004 increased to approximately $2.1 million representing an increase of 11% over the same quarter in 2003. Novacor LVAS Implant Kit revenue increased to approximately $1.7 million for the three months ended June 30, 2004 compared to approximately $1.6 million for the three months ended June 30, 2003 representing an increase of 5%. Implant kits shipped and recognized as revenue in the second quarter of 2004 totaled 24 compared to 35 in the second quarter of 2003 representing a decrease of 31%. An additional 11 units were shipped and billed in the second quarter of 2004 under standard payment terms, however, these units were not recorded as revenue in the second quarter of 2004 as the transactions did not meet the Corporation's revenue recognition criteria. Accordingly, approximately $820,000 was recorded as trade receivable and deferred revenue in the second quarter and will be recognized as the earnings process is completed in future periods. Although unit sales decreased, the revenue per kit increased substantially for sales outside of the United States and Japan due to the shift to selling directly to end use customers rather than to a distributor.

Other revenues, including hardware and peripheral sales and services for the second quarter of 2004, increased to 19% of total revenue compared to 15% of total revenue for the second quarter of 2003. The Corporation anticipates that, in future periods, the proportion of hardware and peripheral sales and services to total revenue will be similar to that experienced in the second quarter of 2004.

Cost of goods sold. For the second quarter of 2004 the overall cost of sales was 79% of revenue as compared to 79% in the second quarter of 2003.

Despite continued efforts to improve per unit manufacturing costs, the Corporation experienced material production inefficiencies during the second quarter of 2004 caused by supply shortages. This resulted in Novacor LVAS production levels being significantly below plan and at higher per unit costs. The Corporation expects the cost per unit to decrease as it addresses the supply issues and increases production.

Gross margin in the second quarter of 2004 remained consistent at 21% of revenues as compared to the second quarter of 2003. Improvement in gross margin percentage is expected as costs per unit decrease and sales and production volumes increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the second quarter of 2004 increased by $1.9 million or 97% from the same period in 2003. Selling and marketing expenses increased as the Corporation assumed responsibility for its direct sales in Europe and increased sales and marketing program expenditures in the United States. The comparative sales and marketing expenses for the second quarter of 2003 were constrained as a result of the Corporation's financial position at that time. General and administrative expenses also increased with the expanded infrastructure required to support a broadened sales responsibility. The Corporation does not anticipate significant increases to selling, general and administrative costs for the remainder of 2004 as the European distribution operations and the related support commenced early in 2004 and the related costs are fully reflected in the results for the first half of 2004.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment expenses, trial expenses, and regulatory affairs expenses.

Research and development costs in the second quarter of 2004 increased by approximately $87,000 or 5% compared to the second quarter of 2003. Gross research and development expenditures excluding the impact of government programs decreased by 48% to $1.7 million in the second quarter of 2004 compared to $3.2 million in the second quarter of 2003.

--------------------------------------------------------------------------------
                                                        Three months ended
                                                June 30,                June 30,
                                                    2004                    2003
--------------------------------------------------------------------------------

Gross research and development expenses      $  1,684,835         $  3,211,969
Investment tax (credits)/provision                      -           (1,613,741)
                                          --------------------------------------

Net research and development expenses        $  1,684,835         $  1,598,228
--------------------------------------------------------------------------------

Lower research and development costs for the second quarter of 2004 compared to the same period in 2003 reflect expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial expenses. The cost reduction programs were completed in fiscal 2003 and the reductions are now being realized in 2004.

The Corporation recorded a credit against research and development expense in the quarter ended June 30, 2003 relating to a Canadian federal tax credit program. The Corporation continues to review various tax credit programs but only records a credit when collection of the claim is reasonably assured.

Share-based compensation costs. The Corporation adopted the provisions of CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") prospectively. CICA 3870 requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The share-based compensation cost recorded in the second quarter of 2004 was approximately $600,000. The comparative cost of approximately $469,000 for the second quarter of 2003 was not recorded. The increase in costs is a result of a large number of stock options issued late in fiscal 2003. The Corporation expects share-based compensation costs to remain fairly constant unless there are significant options granted in future periods, which it currently does not anticipate. The pro forma effect of these costs on net loss and basic loss per share is set out below:

--------------------------------------------------------------------------------
                                                           Three months ended
                                                                June 30, 2003
--------------------------------------------------------------------------------

Net loss for the period                                      $     (7,685,253)
Share-based compensation costs                                       (468,842)
                                                         ----------------------
Adjusted net loss                                            $     (8,154,095)
                                                         ----------------------
Reported loss per share                                      $          (2.45)
Share-based compensation costs per share                                (0.15)
                                                         ----------------------
Pro forma basic loss per share                               $          (2.60)
-------------------------------------------------------------------------------

Amortization of intangibles. Amortization of intangibles for the second quarter of 2004 was approximately $129,000 compared to $1.2 million for the same period in 2003. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. Most of these assets have now reached the end of their original estimated useful life and have been fully amortized. As at June 30, 2004, intangible assets totaling approximately $621,000 remain unamortized.

Foreign exchange gains and losses. During the second quarter of 2004, the Corporation recorded a foreign exchange loss of approximately $267,000 compared to a loss of approximately $679,000 in the second quarter of 2003. The foreign exchange loss in the second quarter of 2004 related to the effect of a strengthening U.S. dollar compared to the Canadian dollar on net monetary assets held in Canadian dollars. The foreign exchange loss for the second quarter of 2003 related to the effect of a weakening U.S. dollar compared to the Canadian dollar on net monetary liabilities denominated in Canadian dollars.

Investment income. Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. During the second quarter of 2004, the Corporation recorded investment income of approximately $34,000 compared to an expense of approximately $18,000 in the second quarter of 2003. The increase in investment income results from larger surplus cash balances invested in cash equivalents and short-term investments during the second quarter of 2004.

Interest expense and financing costs. During the second quarter of 2004, the Corporation recorded interest and financing costs of approximately $2,000 compared to costs of approximately $2.6 million in the second quarter of 2003. Interest expense and financing costs for the second quarter of 2003 consist of interest on preferred shares and loan obligations that were outstanding during the quarter as well as costs of entering into loan obligations. In late 2003 the preferred shares were converted to common shares and warrants and the loans were repaid in full.

RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004 COMPARED TO THE SIX MONTH PERIOD ENDED JUNE 30, 2003

All financial information is prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and is stated in U.S. dollars. Effective January 1, 2004, the functional currency of the Corporation changed from the Canadian to the U.S. dollar. In general, this change resulted from the Corporation's restructuring and issuance of common shares and warrants that occurred in the year ended December 31, 2003 along with a gradual increase in the overall proportion of business activities conducted in U.S. dollars and with the expectation that this trend will continue. Concurrent with this change in functional currency, the Corporation adopted the U.S. dollar as its reporting currency.


                       Consolidated results of operations

-----------------------------------------------------------------------------------------------------------
                                                      Six months     As a %        Six months       As a %
                                                  ended June 30,   of gross    ended June 30,     of gross
                                                            2004    revenue              2003      revenue
-----------------------------------------------------------------------------------------------------------
Revenue                                           $   4,338,731                 $   4,038,582

Cost of goods sold                                   (2,880,162)        66%        (3,250,148)          80%
                                               ------------------------------------------------------------

Gross margin                                          1,458,569         34%           788,434           20%

Selling, general and administrative                  (6,837,802)                   (3,430,830)
Research and development                             (3,030,403)                   (6,111,740)
Non-cash share-based compensation costs              (1,217,483)                             -
Amortization of intangibles                            (258,332)                   (2,473,066)
Foreign exchange gain (loss)                           (367,905)                     (954,823)
Investment income (expense)                             124,684                       (13,198)
Interest and financing expenses                          (1,206)                   (4,944,657)
                                               ------------------------------------------------------------

Net loss                                          $ (10,129,878)                $ (17,139,880)
-----------------------------------------------------------------------------------------------------------


Revenues. The sale of Novacor LVAS Implant Kits and related peripheral equipment and services accounts for substantially all of WorldHeart's revenues. WorldHeart currently sells its products directly worldwide, except for Japan where the Corporation sells to its distributor Edwards. Prior to January 1, 2004, WorldHeart sold its products directly in the United States and to its distributor, Edwards, outside the United States.

The composition of revenue is as follows:

-----------------------------------------------------------------------------------------------------------
                                                                      Six months              Six months
                                                                           ended                   ended
                                                                   June 30, 2004           June 30, 2003
                                                                            # of                    # of
                                                                 $          Units         $         Units
-----------------------------------------------------------------------------------------------------------
Implant kits                                                  3,459,450        50      3,231,733       66
Peripherals and other                                           879,281                  806,849
                                                           ------------------------------------------------
Revenue                                                       4,338,731                4,038,582
-----------------------------------------------------------------------------------------------------------

Revenue during the first six months of 2004 increased to approximately $4.3 million representing an increase of 7% over the same period in 2003. Novacor LVAS Implant Kit revenue increased to approximately $3.5 million for the six months ended June 30, 2004 compared to approximately $3.2 million for the six months ended June 30, 2003 representing an increase of 7%. Implant kits shipped and recognized as revenue in the first six months of 2004 totaled 50 compared to 66 in the first six months of 2003 representing a decrease of 24%. An additional 16 units were shipped and billed in the first six months of 2004, however, these units were not recorded as revenue in the first six months as the transactions did not meet the Corporation's revenue recognition criteria. Accordingly, approximately $820,000 was recorded as trade receivable and deferred revenue and approximately $280,000 was recorded as long-term receivable and deferred revenue. The deferred revenue will be recognized as the earnings process is completed in future periods. An additional 20 units were shipped in the first six months of 2004 and were treated as consignment inventory. This shipment was made to support the expected expansion of a major European centre's implant program and the Corporation expects to recognize revenue from this shipment as the earnings process is completed and amounts become collectible in future periods. Although unit sales decreased, the revenue per kit increased substantially for sales outside of the United States and Japan due to the shift to selling direct to end customers rather than to a distributor.

Other revenues, including hardware and peripheral sales and services for the first six months of 2004, remained constant at 20% of total revenue as compared to the first six months of 2003. The Corporation anticipates that, in future periods, the proportion of hardware and peripheral sales and services to total revenue will be similar to that experienced in the first six months of 2004.

Cost of goods sold. For the first six months of 2004 the overall cost of sales decreased to 66% of revenue as compared to 80% in the first six months of 2003.

Despite continued efforts to improve per unit manufacturing costs, the Corporation experienced material production inefficiencies during the first half of 2004 caused by supply shortages. This resulted in Novacor LVAS production levels being significantly below plan and at higher per unit costs. The Corporation expects the cost per unit to decrease as it addresses the supply issues and increases production.

Gross margin in the first six months of 2004 increased to 34% of revenues from 20% of revenues in the first six months of 2003. Improvement in gross margin percentage is expected as costs per unit decrease and sales and production volumes increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the first six months of 2004 increased by $3.4 million or 99% from the same period in 2003. Selling and marketing expenses increased as the Corporation assumed responsibility for its direct sales in Europe and increased sales and marketing program expenditures in the United States. The comparative sales and marketing expenses for the first quarter of 2003 were constrained as a result of the Corporation's financial position at that time. General and administrative expenses also increased with the expanded infrastructure required to support a broadened sales responsibility. The Corporation does not anticipate significant increases to selling, general and administrative costs for the remainder of 2004 as the European distribution operations and the related support commenced early in the year and the related costs are fully reflected in the results for the first half of 2004.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment expenses, trial expenses, and regulatory affairs expenses.

Research and development costs in the first six months of 2004 decreased by $3.1 million or 50% compared to the first six months of 2003. Gross research and development expenditures excluding the impact of government programs decreased by 52% to $3.2 million in the first six months of 2004 compared to $6.6 million in the first six months of 2003.

-------------------------------------------------------------------------------------------------------------
                                                                                   Six months ended
                                                                             June 30,               June 30,
                                                                                 2004                   2003
-------------------------------------------------------------------------------------------------------------
Gross research and development expenses                            $        3,166,994     $        6,618,852
Investment tax credits                                                       (136,591)              (507,112)
                                                                 --------------------------------------------
Net research and development expenses                              $        3,030,403     $        6,111,740
-------------------------------------------------------------------------------------------------------------

Lower research and development costs for the first six months of 2004 compared to the same period in 2003 reflect expense reductions associated with the merged next-generation VAD development program and reduced pre-clinical and clinical trial expenses. The cost reduction programs were completed in fiscal 2003 and the reductions are now being realized in 2004.

Investment tax credits for the first half of 2004 totaled approximately $137,000 and relate to Canadian federal government investment tax credit program. The Corporation recorded a credit of $1.6 million against research and development expense in the first half of 2003 relating to a Canadian federal tax credit program. However, the Corporation also recorded a provision of $1.1 million against research and development expense in the first half of 2003 relating to a provincial tax credit program claim that was recorded in a prior period but was, and continues to be, under dispute. The Corporation continues to review various tax credit programs but only records a credit when collection of the claim is reasonably assured.

Share-based compensation costs. The Corporation adopted the provisions of CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") prospectively. CICA 3870 requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The share-based compensation cost recorded in the first six months of 2004 was approximately $1.2 million. The comparative cost of approximately $819,000 for the first six months of 2003 was not recorded. The increase in costs is a result of a large number of stock options issued late in fiscal 2003. The Corporation expects share-based compensation costs to remain fairly constant unless there are significant options granted in future periods, which it currently does not anticipate. The pro forma effect of these costs on net loss and basic loss per share is set out below:

----------------------------------------------------------------------------
                                                           Six months ended
                                                              June 30, 2003
----------------------------------------------------------------------------
Net loss for the period                                   $    (17,139,880)
Share-based compensation costs                                    (818,636)
                                                        --------------------

Adjusted net loss                                         $    (17,985,516)
                                                        ====================


Reported loss per share                                   $          (5.63)
Share-based costs per share                                          (0.27)
                                                        --------------------
Pro forma basic loss per share                            $          (5.90)
----------------------------------------------------------------------------

Amortization of intangibles. Amortization of intangibles for the first six months of 2004 was approximately $258,000 compared to $2.5 million for the same period in 2003. The majority of the intangible assets arose from the purchase of the Novacor business in June 2000. Most of these assets have now reached the end of their original estimated useful life and have been fully amortized. As at June 30, 2004, intangible assets totaling approximately $621,000 remain unamortized.

Foreign exchange gains and losses. During the first six months of 2004, the Corporation recorded a foreign exchange loss of approximately $368,000 compared to a loss of approximately $955,000 in the first six months of 2003. The foreign exchange loss in the first six months of 2004 related to the effect of a strengthening U.S. dollar compared to the Canadian dollar on net monetary assets held in Canadian dollars. The foreign exchange loss for the first six months of 2003 related to the effect of a weakening U.S. dollar compared to the Canadian dollar on net monetary liabilities denominated in Canadian dollars.

Investment income. Investment income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. During the first six months of 2004, the Corporation recorded investment income of approximately $125,000 compared to an expense of approximately $13,000 in the first six months of 2003. The increase in investment income results from larger surplus cash balances invested in cash equivalents and short-term investments during the first half of 2004.

Interest expense and financing costs. During the first six months of 2004, the Corporation recorded interest and financing costs of approximately $1,000 compared to costs of approximately $5 million for the first six months of 2003. Interest expense and financing costs for the first six months of 2003 consist of interest on preferred shares and loan obligations that were outstanding during the quarter as well as costs of entering into the loan obligations. In late 2003 the preferred shares were converted to common shares and warrants and the loans were repaid in full.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Corporation had cash and cash equivalents of approximately $5.3 million and net working capital of approximately $11.0 million compared to cash and cash equivalents and short-term investments of approximately $18.1 million and net working capital of approximately $18.3 million at December 31, 2003.

Cash, cash equivalents and short-term investments decreased in the first six months of 2004 by $12.8 million relating to an operating cash net use of $13.6 million including a net pay down of $3.5 million of accounts payable and accrued compensation, an increase in accounts receivable of $1.6 million associated with the first six month's shipments, and an increase in inventory of $1.6 million. This is partially offset by an increase in deferred revenue of approximately $1.2 million.

The Corporation will require additional financing to sustain continued operations. The Corporation is currently pursuing various financing options, which it expects to complete within fiscal 2004.

Cash totaling $750,000 remains pledged against a letter of credit issued by the Corporation in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During 2003 approximately $222,000 was drawn against the cash amount pledged to cover certain rent obligations and in the first quarter of 2004, the Corporation pledged back the amount drawn to restore the original pledged amount of $750,000.


OUTLOOK

External environment. The market for an effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of whom subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure, and in March, 2003 the Centers for Medicare and Medicaid Services in the U.S. announced the extension of reimbursement coverage for both bridge and destination therapy LVAD use. This extension resulted in increased payments for procedures using such devices during 2003 and is expected to be further increased by the end of 2004. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere. Also, effective April 1, 2004, reimbursement in Japan for implantable VADs was approved, of which Novacor LVAS is the only approved device in Japan.

Internal environment. WorldHeart expects to incur net losses on a quarterly basis into, at least, 2005. The Corporation anticipates that it will be successful in improving its gross margin contribution through a combination of higher revenues and lower per unit manufacturing costs. The Corporation expects to increase revenues more than previous years as a result of higher Novacor LVAS Implant Kit sales and continued higher average selling prices that correspond with the Corporation's ability to now sell direct in all territories except Japan. Enrollment in the Corporation's RELIANT Trial commenced in the second quarter of 2004. In addition, Novacor LVAS Implant Kit sales and implants under the

RELIANT Trial is expected to commence in the third quarter of 2004 and continue through 2004 and 2005. RELIANT is a randomized 40 center equivalency trial where patients will receive a Novacor LVAS or Thoratec Corporation's Heartmate(R)XVE LVAS on a 2:1 ratio. Heartmate is the control arm.

During the year ended December 31, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. As a result, the Corporation restructured its worldwide distribution to increase the emphasis on direct sales and marketing. It also refocused its efforts to reduce manufacturing costs associated with the Novacor LVAS and to reduce the rate of expenditure associated with its next-generation VAD program. The Corporation has significantly reduced its research and development expenditures, continues to focus on its commercial operations and is in the process of reviewing expenses to improve operations, in part, through expense reduction.

                                                                          ITEM 7
                                                                          ------

   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Jal S. Jassawalla, President and Chief Executive Officer of World Heart Corporation, certify that:

1. I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3. Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

Date:  August 16, 2004
     --------------------------


/s/ Jal S. Jassawalla
-------------------------------
Jal S. Jassawalla
President, and Chief  Executive Officer
World Heart Corporation

   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, D. Mark Goudie, Vice President, Finance and Chief Financial Officer of World Heart Corporation, certify that:

1. I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3. Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

Date:  August 16, 2004
     --------------------------

/s/ D. Mark Goudie
-------------------------------
D. Mark Goudie
Vice President, Finance
and Chief Finance Officer
World Heart Corporation

   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Jal S. Jassawalla, President, and Chief Executive Officer of World Heart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 16, 2004
     --------------------------


/s/ Jal S. Jassawalla
-------------------------------
Jal S. Jassawalla
President, and Chief Executive Officer
World Heart Corporation

   Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, D. Mark Goudie, Vice President, Finance and Chief Financial Officer of World Heart Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of World Heart Corporation, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 16, 2004
     --------------------------

/s/ D. Mark Goudie
-------------------------------
D. Mark Goudie
Vice President, Finance
and Chief Finance Officer
World Heart Corporation

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: August 16, 2004              By:   /s/ Mark Goudie
                                           -------------------------------------
                                           Name:   Mark Goudie
                                           Title:  Chief Financial Officer